SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                              Commission File Number 0-18377


         (Check one):           [x]  Form 10-K and Form 10-KSB
                                 o   Form 20-F
                                 o   Form N-SAR
                                 o   Form 11-K
                                 o   Form 10-Q and Form 10-QSB

         For period ended June 30, 2001

         o  Transition Report on Form 10-K and 10-KSB
         o  Transition Report on Form 20-F
         o  Transition Report on Form 11-K
         o  Transition Report on Form 10-Q and Form 10-QSB
         o  Transition Report on Form N-SAR

         For the transition period ended

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:
                              NuOasis Resorts, Inc.

         Former name if applicable:
                                      N/A

         Address of principal executive office (Street and Number):

                        4695 MacArthur Court, Suite 1450

         City, State and Zip Code:
                             Newport Beach, California 92660



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                                     PART II

                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        [x]       (a)      The  reasons  described  in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

        |x|       (b)      The subject  annual report,  semi-annual  report,
                           transition  report on Forms 10-K, 10- KSB, 20-F, 11-K
                           or Form N-SAR, or portion thereof will be filed on or
                           before the 15th calendar day following the prescribed
                           due  date;  or  the  subject   quarterly   report  or
                           transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]       (c)     The  accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE


         The Registant is unable to file its annual report on Form 10-KSB within the prescribed time because the Company still in the process of obtaining certain information required for completion of the report. Substantially all of the needed information is derived from the Tunisian operations of a significant investee of the registrant.

                                    PART IV

                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

              JON L. LAWVER          (949)                 833-2094
                  (Name)           (Area Code)         (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          |X| Yes      o No


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          (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes o No

          The Registrant anticipates significant changes in the current period's earnings statement relative to the last fiscal year because of the decrease in its ownership percentage of Oasis Resorts International, Inc. from approximately 65% at June 30, 2000 to less than 50% at June 30, 2001




                              NuOasis Resorts, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 2001               By:/s/  Fred G. Luke
                                        ---------------------------------------
                                             Fred G. Luke,
                                             Director

Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the Registrant is registered.

4. Amendments to the notifications must also be filed on Form 12-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.